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                 July 6, 2021

       Jan D'Alvise
       President, Chief Executive Officer and Director
       Acasti Pharma Inc.
       3009 boul. De la Concorde E., Suite 102
       Laval, Quebec, Canada H7E 2B5

                                                        Re: Acasti Pharma Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 1, 2021
                                                            File No. 333-257589

       Dear Ms. D'Alvise:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joe McCann at (202) 551-6262 or Fredrick Philantrope at (202) 551-6875
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jason Comerford